SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   Form 6-K

                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of March, 2001

                     CIBA SPECIALTY CHEMICALS HOLDING INC.

            (Exact name of Registrant as specified in its charter)

                              Klybeckstrasse 141
                                  4002 Basel
                                  Switzerland

                   (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F x                                       Form 40-F
              --


     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


       Yes                                                    No   x
           ----                                                  ---


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b))

                     CIBA SPECIALTY CHEMICALS HOLDING INC.

On March 23, 2001, Ciba Specialty Chemicals Holding Inc., a stock corporation, issued a News Release announcing the results of its Annual General Meeting 2001. A copy of this News Release is attached hereto as
Exhibit 99.1 and incorporated by reference herein.

                                 EXHIBIT INDEX
                                 -------------

                                                   Sequential
Exhibit        Description                         Page Number
-------        -----------                         -----------
  99.1         News Release                            5

                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 26, 2001                     CIBA SPECIALTY CHEMICALS
                                          HOLDING INC.,


                                          by /s/ Oliver Strub
                                          -------------------
                                          Oliver Strub
                                          Corporate Counsel



                                          by /s/ Peter Sidler
                                          -------------------
                                          Peter Sidler
                                          Senior Tax and Corporate
                                          Counsel